Exhibit 99.1

RYB Education, Inc. Announces Change of Board Composition

BEIJING, December 24, 2020 -- RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, today announced the appointment of a new director to its board of directors (the “Board”), Mr. Cen Shi, effective December 31, 2020. The Company also announced the resignation of Mr. Liang Meng from his positions as a director of the Company, effective December 31, 2020. Mr. Meng resigned for personal reasons and not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Mr. Shi is a partner of Ascendent Capital Partners, a China-based private equity firm. Prior to joining Ascendent, Mr. Shi was senior vice president of D. E. Shaw & Co., responsible for its Greater China private equity investment business. Prior to that, Mr. Shi served as vice president at CCMP Capital Asia Pte Ltd. (formerly known as JP Morgan Partners Asia), where he focused on buyouts and other private equity investments in the Asia Pacific region. He began his career at Goldman Sachs Investment Banking division, where he worked on equity offerings and cross-border mergers and acquisitions for Chinese companies. Mr. Shi received his bachelor’s degree and master’s degree in economics from Tsinghua University.

Mr. Meng served as a director of the Company since November 2015. “On behalf of the Board of Directors, I would like to express my gratitude to Mr. Meng for his valuable contributions to RYB during his tenure on the Board,” said RYB’s Chairman, Mr. Chimin Cao. “We are delighted to have Mr Shi join our Board as a director. His extensive experience in capital markets and private equity investment will bring significant value to RYB.”

About RYB Education, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For investor and media inquiries, please contact:

In China:
RYB Education, Inc.
Investor Relations
E-mail:  ir@rybbaby.com

The Piacente Group, Inc.
Yang Song
Tel: +86 (10) 6508-0677
E-mail:  ryb@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail:  ryb@tpg-ir.com